DIGITAL BRANDS GROUP, INC.

1400 Lavaca Street

Austin, Texas 78701

January 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Brands Group, Inc.
Registration Statement on Form S-1
File Number 333-261865

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Digital Brands Group, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-261865) be accelerated to 4:30 p.m., Eastern Time, on Wednesday, January 5, 2022, or as soon as practicable thereafter.

Please contact Thomas J. Poletti of Manatt, Phelps & Phillips, LLP at (714) 371-2501 with any questions you may have regarding this request. In addition, please notify Mr. Poletti by telephone when this request for acceleration has been granted.

Respectfully,

DIGITAL BRANDS GROUP, INC.

By:	/s/ John Hilburn Davis IV
Name:	John Hilburn Davis IV
Title:	President and Chief Executive Officer

cc:	Manatt, Phelps & Phillips, LLP